SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                           FORM U-6B-2
                   Certificate of Notification
                               of
             The Connecticut Light and Power Company

    with respect to Financing of Pollution Control Facilities


Certificate is filed by:  The Connecticut Light and Power Company
(the "Company").

     This certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

     Reference is made to File Number 040-00403 and the Company's Forms U-6B-2 filed on May 22, 1996, January 31, 1997, January 21, 1998, December 9, 1998, November 12, 1999, November 2, 2000,
October 22, 2001 and September 11, 2002 (the "Original Forms") describing the transactions entered into on May 21, 1996, January
23, 1997, January 21, 1998, December 9, 1998, November 12, 1999,
October 24, 2000, October 10, 2001, and September 9, 2002. Except as otherwise defined herein, terms used herein shall have the meanings set forth in the Original Forms.

     1. Type of the security or securities: See Original Forms for general description. The Bonds were originally issued bearing interest at weekly rates. On October 1, 2003, the Bonds were converted to bear interest at a multiannual rate of 3.35% for a rate period of five years. Bondowners will be required to tender their Bonds for purchase on October 1, 2008, the day following the end of the five-year rate period. Upon their conversion on October 1, 2003, the Bonds ceased to be supported by the 2000 SBPA.

     2 through 15.  See Original Forms.


                                 THE CONNECTICUT LIGHT AND POWER
                                 COMPANY



                                 By   /s/ Randy A. Shoop
                                      Randy A. Shoop
                                      Treasurer

Date:     October 2, 2003